INTERIM FINANCIAL INFORMATION

FIRST QUARTER 2025

Himalaya Shipping Ltd.
Unaudited Consolidated Statements of Operations
(In $ thousands except share and per share data)

	Notes	Three months ended March 31, 2025	Three months ended March 31, 2024
Operating revenues
Time charter revenues	8	21,973	23,581
Total operating revenues		21,973	23,581

Operating expenses
Vessel operating expenses		(6,900)	(4,928)
Voyage expenses and commissions		(179)	(334)
General and administrative expenses		(1,090)	(1,472)
Depreciation	11	(7,296)	(5,430)
Total operating expenses		(15,465)	(12,164)

Operating income		6,508	11,417

Income (loss) from equity method investment	10	4	—

Financial income (expenses), net
Interest income		177	193
Interest expense, net of amounts capitalized	7	(13,032)	(9,133)
Other financial (expenses) income, net		(31)	15
Total financial expenses, net		(12,886)	(8,925)

Net (loss) income before income tax		(6,374)	2,492
Income tax expense	5	—	—
Net (loss) (loss) income attributable to shareholders of Himalaya Shipping Ltd.		(6,374)	2,492
Total comprehensive (loss) income attributable to shareholders of Himalaya Shipping Ltd.		(6,374)	2,492

Basic and diluted (loss) earnings per share	6	(0.14)	0.06

Himalaya Shipping Ltd.
Unaudited Consolidated Balance Sheets
(In $ thousands except share and per share data)

	Notes	March 31, 2025	December 31, 2024
ASSETS
Current assets
Cash and cash equivalents		26,990	19,369
Trade receivables		710	1,249
Prepaid expenses and other current assets	9	7,371	6,180
Total current assets		35,071	26,798

Non-current assets
Equity method investments	10	343	324
Vessels and equipment, net	11	845,683	852,979
Total non-current assets		846,026	853,303
Total assets		881,097	880,101

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities
Current portion of long-term debt	13	24,374	24,304
Trade payables		1,942	821
Accrued expenses	12	6,689	7,229
Other current liabilities		1,980	3,445
Total current liabilities		34,985	35,799

Non-current liabilities
Long-term debt	13	683,563	689,583
Total non-current liabilities		683,563	689,583
Total liabilities		718,548	725,382

Shareholders’ Equity
Common shares of par value $1.00 per share: authorized 140,010,000 (2024: 140,010,000) shares, issued and outstanding 46,550,000 (2024: 43,900,000) shares	17	46,550	43,900
Additional paid-in capital	17	26,666	14,454
Contributed surplus	17	76,146	76,804
Retained earnings		13,187	19,561
Total shareholders’ equity		162,549	154,719
Total liabilities and shareholders’ equity		881,097	880,101

Himalaya Shipping Ltd.
Unaudited Consolidated Statements of Cash Flows
(In $ thousands except share and per share data)

	Note	Three months ended March 31, 2025	Three months ended March 31, 2024
Cash Flows from Operating Activities
Net (loss) income		(6,374)	2,492
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Non-cash compensation expense related to stock options		43	126
Depreciation of vessels	11	7,296	5,430
Amortization of deferred finance charges		660	505
Equity in net income on equity method investment	10	(4)	—
Change in assets and liabilities:
Accounts receivable		539	(483)
Accounts payable		1,120	(394)
Accrued expenses		(320)	3,590
Other current and non-current assets		(1,190)	(340)
Other current liabilities		(1,464)	246
Net cash provided by operating activities		306	11,172

Cash Flows from Investing Activities
Additions to newbuildings		—	(153,812)
Net cash used in investing activities		—	(153,812)

Cash Flows from Financing Activities
Proceeds from issuance of common shares, net of paid issuance costs	17	14,804	—
Proceeds from issuance of long-term and short-term debt (net of deferred finance charges paid to lender)	13	—	147,850
Other deferred finance charges paid	13	—	(1,148)
Drawdown of short term debt	16	6,000	—
Repayment of long-term and short-term debt	13, 16	(12,611)	(3,449)
Payment of cash distributions		(878)	(439)
Net cash provided by financing activities		7,315	142,814

Net increase in cash and cash equivalents		7,621	174
Cash and cash equivalents at the beginning of the period		19,369	25,553
Cash and cash equivalents at the end of the period		26,990	25,727

Supplementary disclosure of cash flow information	Three months ended March 31, 2025	Three months ended March 31, 2024
Interest paid, net of capitalized interest	(12,446)	(5,641)

Himalaya Shipping Ltd.
Unaudited Consolidated Statements of Changes in Shareholders' Equity
(In $ thousands except share and per share data)

	Number of outstanding shares	Common shares	Additional paid in capital	Contributed surplus	Retained earnings/(Accumulated deficit)	Total equity
Balance as of December 31, 2023	43,900,000	43,900	111,788	—	(1,483)	154,205
Transfer to contributed surplus		—	(97,876)	97,876	—	—
Share based compensation		—	126	—	—	126
Cash distributions to shareholders		—	—	(1,756)	—	(1,756)
Total comprehensive income		—	—	—	2,492	2,492
Balance as of March 31, 2024	43,900,000	43,900	14,038	96,120	1,009	155,067

	Number of outstanding shares	Common shares	Additional paid in capital	Contributed surplus	Retained earnings	Total equity
Balance as of December 31, 2024	43,900,000	43,900	14,454	76,804	19,561	154,719
Issuance of common shares	2,650,000	2,650	12,476	—	—	15,126
Equity issuance costs		—	(322)	—	—	(322)
Share based compensation		—	58	—	—	58
Cash distributions to shareholders		—	—	(658)	—	(658)
Total comprehensive income (loss)		—	—	—	(6,374)	(6,374)
Balance as of March 31, 2025	46,550,000	46,550	26,666	76,146	13,187	162,549

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements

Note 1 - General Information

Himalaya Shipping Ltd. was incorporated in Bermuda on March 17, 2021. We are listed on the New York Stock Exchange under the ticker HSHP and the Euronext Expand, operated by the Oslo Stock Exchange, under the ticker HSHP. Himalaya Shipping Ltd. was founded for the purpose of owning high-quality Newcastlemax dry bulk vessels, each with capacity in the range of 210,000 dead weight tons (“dwt”) which are equipped with the latest generation dual fuel LNG technology. As of March 31, 2025, we have a total of twelve vessels in operation. The Company has entered into sale and leaseback financing arrangements for its vessels which are described in Note 13.

As used herein, and unless otherwise required by the context, the term “Himalaya Shipping” refers to Himalaya Shipping Ltd. and the terms “Company”, “we”, “Group”, “our” and words of similar import refer to Himalaya Shipping and its consolidated companies. The use herein of such terms as “group”, “organization”, “we”, “us”, “our” and “its” or references to specific entities, is not intended to be a precise description of corporate relationships.

Going Concern

The unaudited consolidated financial statements have been prepared on a going concern basis.

Note 2 - Basis of Preparation and Accounting Policies

Basis of preparation

The unaudited consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The unaudited consolidated financial statements do not include all of the disclosures required under U.S. GAAP in the annual consolidated financial statements and should be read in conjunction with our audited annual financial statements for the year ended December 31, 2024, which are included in our Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (“SEC”) on March 26, 2025. The Unaudited Consolidated Balance Sheet data for December 31, 2024 was derived from our audited annual financial statements. The amounts are presented in thousands of United States dollars ("U.S. dollar" or "$"), unless otherwise stated. The financial statements have been prepared on a going concern basis and in management's opinion, the accompanying unaudited consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position as of March 31, 2025, and its results of operations and cash flows for the three months ended March 31, 2025 and 2024.

Significant accounting policies

The accounting policies adopted in the preparation of the Unaudited Consolidated Financial Statements for the three months ended March 31, 2025 are consistent with those followed in preparation of our annual audited consolidated financial statements for the year ended December 31, 2024.

Note 3 - Recently Issued Accounting Standards

Adoption of new accounting standards

In November 2023, the FASB issued ASU 2023-07 (Topic 280 Segment Reporting): Improvements to Reportable Segment Disclosures requiring disclosure of incremental segment information for all public entities. including but not limited to: significant segment expenses that are regularly provided to the chief operating decision maker (CODM), the title and position of the CODM and how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and making decisions about how to allocate resources. ASU 2023-07 became effective for the interim period ended March 31, 2025. We have applied the amendments required to the quarter ended March 31, 2025 and retrospectively to all previous periods presented in the financial statements. Adoption of ASU 2023-07 resulted in additional segment disclosures as shown in note 4 - Segment.

In December 2023, the FASB issued ASU 2023-09 (Topic 740 Income Taxes): Improvements to Income Tax Disclosures requiring annual disclosure of (1) specific categories in the rate reconciliation; and (2) additional information for reconciling items if the effect of those reconciling items is equal to or greater than 5% of the resulting amount by multiplying pretax income (or loss) by the applicable statutory income tax rate. An entity is also required to provide the nature, effect and underlying causes of the reconciling items, and the judgment used in categorizing them, if not otherwise evident. The amendments have no impact on our unaudited consolidated financial statements for the quarter ended March 31, 2025 as the disclosures are required for annual periods beginning after December 15, 2024. Effect of the adoption on our annual consolidated financial statements are currently under evaluation.

In March 2024, the FASB issued ASU 2024-02: Codification Improvements for amendments to remove references to the concepts statements that were either (i) extraneous and not required to understand or apply the guidance, or (ii) used in prior statements to provide guidance in certain topics. The amendments have no impact on our unaudited consolidated financial statements for the quarter ended March 31, 2025.

Accounting pronouncements that have been issued but not yet adopted

The following table provides a brief description of other recent accounting standards that have been issued but not yet adopted as of March 31, 2025:

Standard	Description	Date of adoption	Expected Effect on our Consolidated Financial Statements or Other Significant Matters
ASU 2024-03 Income Statement - Reporting comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses	The amendments require disclosure of the amounts of below 5 categories included in each relevant expense caption:

(a) purchase of inventory;
(b) employee compensation;
(c) depreciation;
(d) intangible asset amortization; and
(e) depreciation, depletion, and amortization recognized as part of oil and gas producing activities.

A relevant expense caption is an expense caption presented on the face of the income statement within continuing operations.

	The amendment also requires disclosure of the qualitative description of the amounts remaining in the relevant expense captions that are not separately disaggregated quantitatively. In addition, disclosure of the entity’s definition of selling expenses and its total amount are required.	January 1, 2027	Under evaluation
ASU 2025-01 Income Statement - Reporting comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date	The amendment in this Update amends the effective date of Update 2024-03 to clarify that all public business entities are required to adopt the guidance in
	annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027.	January 1, 2027	Under evaluation

The FASB have issued further updates not included above as we do not believe that these are applicable to the Company.

Note 4 - Segment

We have one reportable segment as our chief operating decision maker (“CODM”), being our Board of Directors, measures performance based on our overall return to shareholders based on consolidated net income as reported in our Unaudited Consolidated Statements of Operations. The CODM does not review a measure of operating result at a lower level than the consolidated group. The measure of segment assets is reported on the Unaudited Consolidated Balance Sheets as total consolidated assets. The CODM reviews quarterly variances of consolidated net income and total consolidated assets, short-term and long-term market trends and cash flow forecasts in making resource allocation decisions.

Segment revenue, profit and significant segment expenses are as follows:

(in thousands of $)	Three months ended March 31, 2025	Three months ended March 31, 2024
Total operating revenues	21,973	23,581
Less:
Crew costs	(3,842)	(2,850)
Other vessel operating expenses(1)	(3,058)	(2,078)
Voyage expenses and commissions	(179)	(334)
General and administrative expenses(2)	(1,090)	(1,472)
Depreciation	(7,296)	(5,430)
Income from equity method investment	4	—
Interest income	177	193
Interest expense, net of amounts capitalized	(13,032)	(9,133)
Other financial income (expenses), net	(31)	15
Income tax (expenses)	—	—
Segment and consolidated net income (loss)	(6,374)	2,492

(1) Other vessel operating expenses include repairs and maintenance, spares, stores and consumables, lubricating oil, vessel insurance, services and subscriptions, and vessel management fees.

(2) General and administrative expenses include directors and officers’ insurance, management fees, audit and accounting fees, administrative salaries, directors’ fees, legal fees, listing fees, share based compensation costs, and other administrative expenses.

Note 5 - Income Taxes

Bermuda
Himalaya Shipping Ltd. is incorporated in Bermuda. Under current Bermuda law, the Company is not required to pay taxes in Bermuda on either income or capital gains. Himalaya Shipping Ltd. has received written assurance from the Minister of Finance in Bermuda that, in the event of any such taxes being imposed, the Company will be exempted from taxation until March 31, 2035.

On December 27, 2023, Bermuda enacted the Corporate Income Tax Act (the “CIT Act”). Entities subject to tax under the CIT Act are the Bermuda constituent entities of multi-national groups. A multi-national group is defined under the CIT Act as a group with entities in more than one jurisdiction with consolidated revenues of at least €750 million for two out of the last four fiscal years. If Bermuda constituent entities of a multi-national group are subject to tax under the CIT Act, for taxable years beginning on or after January 1, 2025, Bermuda will impose a 15% corporate income tax, as determined in accordance with and subject to the adjustments set out in the CIT Act (including in respect of foreign tax credits applicable to the Bermuda constituent entities).

While we have a tax-exempt status in Bermuda until March 31, 2035, Bermuda specifically provided that the CIT Act applies notwithstanding any assurance given pursuant to the Exempted Undertakings Tax Protection Act 1966 (the “EUTP Act”). Based on a number of operational, economic and regulatory assumptions, we do not expect to have consolidated revenue sufficient for us to fall within scope of the CIT Act in the near future. We will monitor the developments on the Bermuda internal regulations with regard to the CIT Act implementation. To the extent our consolidated revenue is sufficient for us to be within the CIT Act thresholds, we may be subject to taxation in Bermuda.

Liberia
The companies operating the vessels are not subject to tax on international shipping income.

United Kingdom
Taxable income in the United Kingdom is generated by our UK subsidiary. The statutory tax rate in the United Kingdom as of March 31, 2025 was 25%.

Note 6 - Earnings Per Share

The computation of basic earnings per share (“EPS”) is based on the weighted average number of shares outstanding during the period. The assumed conversion of potentially dilutive instruments which are 735,000 share options outstanding as at March 31, 2024 did not have an impact on our weighted average number of shares outstanding used in calculating diluted EPS. Diluted loss per share excludes the potential effect of conversion of the 800,000 share options outstanding as of March 31, 2025 as the share options were anti-dilutive.

(in $ thousands except share and per share data)	Three months ended March 31, 2025	Three months ended March 31, 2024
Basic earnings (loss) per share	(0.14)	0.06
Diluted earnings (loss) per share	(0.14)	0.06

Net income (loss)	(6,374)	2,492

Issued common shares at the end of the period	46,550,000	43,900,000
Weighted average number of shares outstanding for the period, basic	44,223,889	43,900,000
Dilutive impact of share options	—	—
Weighted average number of shares outstanding for the period, diluted	44,223,889	43,900,000

Note 7 - Interest Expense

(in $ thousands )	Three months ended March 31, 2025	Three months ended March 31, 2024

Interest expense, gross	13,032	10,406
Capitalized interest on newbuildings	—	(1,273)
Interest expense, net	13,032	9,133

Note 8 - Operating Leases

Rental income

The components of operating lease income are as follows:

(in $ thousands )	Three months ended March 31, 2025	Three months ended March 31, 2024

Time charter revenues	21,973	23,581

Time charter revenues on our index-linked charters were $20.2 million and $8.5 million in the three months ended March 31, 2025 and 2024, respectively.

Note 9 - Prepaid expenses and other current assets

	March 31, 2025	December 31, 2024
(in $ thousands)
Prepaid interest(1)	2,284	2,286
Other prepaid expenses(2)	2,510	1,329
Inventory	1,645	1,505
Other current assets(3)	932	1,060
Total	7,371	6,180

(1) Prepaid interest pertains to interest paid in advance for “Mount Norefjell”, “Mount Ita”, “Mount Etna” and “Mount Blanc”. Bareboat payments on the lease for these vessels were paid in advance.

(2) Other prepaid expenses are comprised primarily of prepaid operating expenses, prepaid insurance and cash advance to crew for delivered vessels.

(3) Other current assets mainly relate to funding advanced to vessel managers.

Note 10 - Equity method investment

The table below sets forth the carrying value of our equity method investment:

March 31, 2025
(in $ thousands)
Opening balance	324
Share options expense to employees of acquiree (1)	15
Equity in net earnings (loss)	4
Closing balance	343

(1) This pertains to 40% of the share options granted by the Company to employees of 2020 Bulkers Management AS (“2020 Bulkers Management”).

In August 2024, we acquired 12,000 shares in 2020 Bulkers Management for a total consideration of $0.3 million (NOK 3.2 million). The acquisition amount represents 40% of the issued shares of 2020 Bulkers Management. As the Company has the ability to exercise significant influence, we have accounted for our investment in 2020 Bulkers Management as an equity method investment.

Note 11 - Vessels and Equipment, net

Vessels and Equipment
(in $ thousands)
Cost
As of January 1, 2025	888,571
Additions	—
As of March 31, 2025	888,571

Vessel and Equipment
(in $ thousands)
Depreciation
As of January 1, 2025	(35,592)
Charge for the period	(7,296)
As of March 31, 2025	(42,888)

Net book value as of March 31, 2025	845,683

During the three months ended March 31, 2025, we considered whether indicators of impairment existed that could indicate that the carrying amounts of our vessels may not be recoverable as of March 31, 2025 and concluded that no such indicators existed. We will continue to monitor developments in the markets in which we operate for indications that the carrying values of our long-lived assets are not recoverable.

Note 12 - Accrued expenses

Accrued expenses comprise of:

	March 31, 2025	December 31, 2024
(in $ thousands)
Accrued interest(1)	5,333	5,411
Accrued operating expenses	793	764
Dividend payable(2)	220	439
Other accrued expenses(3)	343	615
Total	6,689	7,229

(1) Accrued interest pertains to unpaid interest on the sale and leaseback facilities for “Mount Bandeira”, “Mount Elbrus”, “Mount Hua”, “Mount Matterhorn”, “Mount Neblina”, “Mount Denali”, “Mount Aconcagua” and “Mount Emai”. Bareboat payments on the leases for these vessels are paid in arrears.

(2) In March 2025, the Board approved a cash distribution of $0.005 per share to shareholders of record as of March 19, 2025 which was paid in April 2025.

(3) Other accrued expenses include accruals for commissions, audit fees, legal fees and management fees.

Note 13 - Debt

	March 31, 2025	December 31, 2024
(in $ thousands)

Total debt, net of deferred finance charges	707,937	713,887
Less: Current portion of long-term debt, net of deferred finance charges	(24,374)	(24,304)
Long-term debt, net of deferred finance charges	683,563	689,583

	March 31, 2025	December 31, 2024
(in $ thousands)
Vessel financing (Mount Norefjell)	58,157	58,810
Vessel financing (Mount Ita)	58,162	58,814
Vessel financing (Mount Etna)	58,735	59,346
Vessel financing (Mount Blanc)	58,616	59,253
Vessel financing (Mount Matterhorn)	59,961	60,495
Vessel financing (Mount Neblina)	59,978	60,494
Vessel financing (Mount Bandeira)	61,019	61,535
Vessel financing (Mount Hua)	61,018	61,535
Vessel financing (Mount Elbrus)	61,019	61,535
Vessel financing (Mount Denali)	61,516	62,025
Vessel financing (Mount Aconcagua)	61,550	62,024
Vessel financing (Mount Emai)	61,550	62,024
Total debt, gross	721,281	727,890
Less: Deferred finance charges	(13,344)	(14,003)
Total debt, net of deferred finance charges	707,937	713,887

The outstanding debt, gross of deferred finance charges, as of March 31, 2025, is repayable as follows:

Year ending December 31
(in $ thousands)
2025 (remaining nine months)	20,302
2026 (1)	26,064
2027	27,539
2028	29,563
2029	31,525
Thereafter	586,288
Total	721,281
Deferred finance charges	(13,344)
Total debt, net of deferred finance charges	707,937

(1) $6.7 million repayable in the three months ended March 31, 2026.

AVIC International Leasing Co., Ltd. (“AVIC”) – Sale and leaseback financing arrangements

The Company has entered into sale and leaseback arrangements accounted for as financing transactions. In February 2022, the Company entered into sale and leaseback arrangements with AVIC for its first four newbuildings “Mount Norefjell”, “Mount Ita”, “Mount Etna”, and “Mount Blanc” which have been delivered from New Times Shipyard. Upon delivery of the relevant vessels from New Times Shipyard, the vessels were sold to companies owned and designated by AVIC. The vessels were delivered in 2023 and chartered back on seven-year bareboat charters which include purchase options each year from year 3 until the end of the bareboat period. The first purchase option in year 3 is at a price of $56.9 million and then declines to $47.2 million after year 7.

In February 2023, the sale and leaseback agreements for the first four newbuildings were amended whereby AVIC agreed to finance 90% of the sixth installments on the newbuilding contracts or $2.2 million for each vessel relating to the cost of installing scrubbers on each vessel. This is repayable in advance in 12 quarterly installments of $180,000 for each vessel, together with interest calculated as Overnight SOFR plus a margin of 4.5% and credit adjustment spread of 0.26161% from July 1, 2023.

Under the relevant financing agreements, payment of dividends and making other distributions from each relevant subsidiary to the Company will only be allowed if immediately following such payment or distribution there will be maintained in the bank account an amount no less than the higher of (a) $3.6 million and (b) the aggregate of the bareboat rate under the facility and the operating expenses for the vessels that are payable within the next six months.

The fixed price purchase options and a cash penalty of $25.0 million per vessel for not exercising any of the purchase options under the sale and leaseback transaction results in a failed sale and leaseback and the transaction is accounted for as a financing transaction.

The carrying value of Vessels and equipment financed by AVIC is $270.1 million and $272.4 million as of March 31, 2025 and December 31, 2024, respectively. The amount outstanding under the sale and leaseback financing arrangements was $233.7 million and $236.2 million as of March 31, 2025 and December 31, 2024, respectively.

CCB Financial Leasing Co., Ltd. (“CCBFL”) – Sale and leaseback financing arrangements

In April 2022, the Company entered into sale and leaseback arrangements with CCBFL for newbuildings “Mount Matterhorn”, “Mount Neblina”, “Mount Bandeira”, “Mount Hua”, “Mount Elbrus”, “Mount Denali”, “Mount Aconcagua” and “Mount Emai” to be delivered from New Times Shipyard. In December 2022, the Company, CCBFL and Jiangsu entered into novation and assignment agreements for the sale and leaseback arrangements for newbuildings “Mount Bandeira” and “Mount Hua (please refer to section below Jiangsu Financial Leasing Co. Ltd (“Jiangsu”) – Sale and leaseback financing arrangements).” Upon delivery of the relevant vessels from New Times Shipyard, the vessels were sold to companies owned and designated by CCBFL. The financing amount for each of the vessels is the lower of 90% of the newbuilding contract price and $63.0 million. The vessels were chartered back on seven-year bareboat charters which include purchase options each year from year 3 until the end of the bareboat period. The first purchase option in year 3 is $56.0 million declining to $46.0 million after year 7.

The fixed price purchase options under the sale and leaseback transaction results in a failed sale and leaseback and the transaction is accounted for as a financing transaction.

The amount outstanding under the sale and leaseback financing arrangements was $365.6 million and $368.6 million as of March 31, 2025 and December 31, 2024, respectively. The carrying value of vessels and equipment financed by CCBFL was $432.3 million and $436.0 million as of March 31, 2025 and December 31, 2024, respectively.

After 180 days of the delivery of each newbuilding, each subsidiary under the CCBFL sale and leaseback arrangement is required to maintain a minimum cash balance equivalent to the bareboat hire payable within the following three months which amounts to approximately $1.5 million per vessel. As of March 31, 2025, the Company is required to maintain a total minimum cash balance of $9.3 million in the subsidiaries that lease “Mount Matterhorn”, “Mount Neblina”, “Mount Elbrus”, “Mount Denali”, “Mount Aconcagua” and “Mount Emai”, which are included in cash and cash equivalents on the Unaudited Consolidated Balance Sheet as of March 31, 2025 as there are no legal restrictions on the bank account.

Jiangsu Financial Leasing Co. Ltd (“Jiangsu”) – Sale and leaseback financing arrangements

In December 2022, the Company, CCBFL and Jiangsu entered into novation and assignment agreements to transfer and assign all of CCBFL’s rights and obligations to Jiangsu under the corresponding sale and leaseback arrangements for newbuildings “Mount Bandeira” and “Mount Hua”. The novation was accounted for as a debt extinguishment. The transfer was effective in March 2023. The terms under the sale and leaseback arrangements remain unchanged. Upon delivery of the relevant vessels from New Times Shipyard in January 2024, the vessels were sold to companies owned and designated by Jiangsu and chartered back on seven-year bareboat charters, which include purchase options each year from year 3 until the end of the bareboat period. The first purchase option in year 3 is $56.0 million and declines to $46.0 million after year 7.

The fixed price purchase options under the sale and leaseback transaction results in a failed sale and leaseback and the transaction is accounted for as a financing transaction.

The amount outstanding under the sale and leaseback financing arrangements was $122.0 million and $123.1 million as of March 31, 2025 and December 31, 2024, respectively. The carrying value of vessels and equipment financed by Jiangsu was $143.3 million and $144.5 million as of March 31, 2025 and December 31, 2024, respectively.

After 180 days of the delivery of each newbuilding, each subsidiary under the Jiangsu sale and leaseback arrangement is required to maintain a minimum cash balance equivalent to the bareboat hire payable within the following three months which amounts to approximately $1.5 million per vessel. As of March 31, 2025, the Company is required to maintain a total minimum cash balance of $3.0 million in the subsidiaries that lease “Mount Bandeira”, and “Mount Hua”, which are included in cash and cash equivalents on the Unaudited Consolidated Balance Sheet as of March 31, 2025 as there are no legal restrictions on the bank account.

The bareboat rate per day under the sale and leaseback arrangements is fixed for the bareboat period and the average bareboat rate per day for the sale and leaseback arrangements with AVIC, CCBFL and Jiangsu is $16,567. Bareboat payments are paid quarterly in advance under the arrangement with AVIC and quarterly in arrears under the arrangements with CCBFL and Jiangsu. The Company has classified the estimated amortization of the bareboat payments due within twelve months from March 31, 2025 as “Current portion of long-term debt” on the Unaudited Consolidated Balance Sheet.

Drew Holdings Limited. (“Drew”) – Revolving Credit Facility

The Company has a $10.0 million Revolving Credit Facility agreement with Drew, who is a significant shareholder in the Company. Refer to Note 16 - Related Party Transactions for details on the terms of the agreement with Drew.

Note 14 - Financial Instruments

We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair values as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying value and estimated fair value of our financial instruments as of March 31, 2025 and December 31, 2024 were as follows:

		March 31, 2025		December 31, 2024
(in $ thousands)	Hierarchy	Fair Value	Carrying Value	Fair Value	Carrying Value
Assets
Cash and cash equivalents (1)	Level 1	26,990	26,990	19,369	19,369
Liabilities
Current portion of long-term debt (2)(3)	Level 2	26,960	26,960	26,913	26,913
Long-term debt (2)(3)	Level 2	725,494	694,320	730,659	700,977

(1) All demand and time deposits and highly liquid, low risk investments with original maturities of three months or less at the date of purchase are considered equivalent to cash. Thus, carrying value is a reasonable estimate of fair value.
(2) Fair value of current portion of long-term debt and long-term debt have been corroborated using discounted cash flow model and market interest rates as of March 31, 2025 and December 31, 2024.
(3) Our debt obligations are recorded at amortized cost in the Unaudited Consolidated Balance Sheets. The amounts presented in the table are gross of deferred finance charges amounting to $13.3 million and $14.0 million as of March 31, 2025 and December 31, 2024, respectively.

The carrying amounts of accounts receivable, funding to vessel managers, accounts payable and accrued expenses approximated their fair values as of March 31, 2025 and December 31, 2024 because of their near term maturity and are classified as Level 1 within the fair value hierarchy.

There have been no transfers between different levels in the fair value hierarchy during the periods presented.

Note 15 - Commitments and Contingencies

	March 31, 2025	December 31, 2024
(in $ thousands)
Book value of vessels secured against long-term loans	845,683	852,979
Total	845,683	852,979

Contingencies

We may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A contingent liability will be recognized in the consolidated financial statements only where we believe that a liability will be probable and for which the amounts are reasonably estimable, based upon the facts known prior to the issuance of the financial statements.

Note 16 - Related Party Transactions

Drew and Magni Partners (Bermuda) Ltd.(“Magni”)

Drew is considered a related party due to its significant ownership in the Company and Magni is considered a related party as a result of being an affiliate of Drew. As of March 31, 2025, Drew holds 29.0% of the Company’s outstanding common shares.

In March 2022, the Company entered into a $15.0 million revolving credit facility with Magni. The facility was unsecured and interest-bearing at a rate of LIBOR for the applicable interest periods under the facility, plus a margin of 8% p.a. The Magni revolving credit facility was available to the Company until December 31, 2023 and was to be repaid latest on December 31, 2024. In December 2022, the revolving credit facility was canceled and a new revolving credit facility with Drew was entered into on the same terms.

Effective December 18, 2023, an addendum to the Drew revolving credit facility was executed, decreasing the maximum amount available under the facility from $15.0 million to $10.0 million, and extending the maturity of the facility from December 31, 2024 to December 31, 2025. In addition, the addendum extended the drawdown window to December 31, 2024 and aligned the interest rate with the Term SOFR. The amended facility bears interest for the applicable interest periods under the facility, at a rate of SOFR plus a margin of 8% p.a.

On October 31, 2024, the Company entered into an addendum with Drew in relation to the revolving credit facility to: (i) include a commitment fee of 1% per annum on any undrawn amount from January 1, 2025 to the end of the availability period, (ii) extend the timeframe to drawdown from the facility to December 31, 2025 and the latest repayment date to December 31, 2026, and (iii) change the margin on the Term Secured Overnight Financing Rate (“SOFR”) from 8% to 6.5% per annum.

In the three months ended March 31, 2025, the Company drew down $6.0 million from the revolving credit facility which was fully repaid in the same quarter. Commitment fee of $0.02 million and interest expense of $0.1 million were recognized in the three months ended March 31, 2025.

As of March 31, 2025, the Company has $0.02 million of commitment fee payable to Drew presented under “Trade payables” in the unaudited consolidated balance sheet. The Company has $10.0 million available to draw down from this facility.

Corporate support agreement

The Company’s incorporator and initial, sole shareholder, Magni was the key initiator of the Himalaya project and provided corporate and financial assistance throughout the process, including extensive assistance in connection with obtaining the financing for the installments as well as the private placements. The Company entered into a corporate support agreement with Magni whereby Magni was compensated for its services to the Group since the inception of the Company, and for its key role in identifying and pursuing business opportunities for the Group (the “Corporate Support Agreement”). As Magni indirectly held a controlling interest at the time the Corporate Support Agreement was entered into, the Company has treated the Corporate Support Agreement as a related party agreement. Pursuant to the Corporate Support Agreement, Magni continued to support the Company’s business development through assisting with the pre-financing and post-financing of the Company’s newbuilding program, in finding employment for the vessels, in recruiting suitable individuals to the Company’s organization and with general high-level administrative support. Compensation of $2.7 million was paid in 2023.

2020 Bulkers Management

In February 2023, the Company signed an agreement with 2020 Bulkers Management, replacing a similar management agreement entered into in October 2021. Pursuant to the management agreement, 2020 Bulkers Management provides us with certain operational, commercial and management services. The Company shall pay 2020 Bulkers Management a management fee subject to annual estimates and calculated, based on, among other things, expected activity level of the Company and the expected scope of services to be provided by 2020 Bulkers Management in relation to the Company in the year, and payable quarterly, in four equal tranches. Such management fee shall equal certain costs, based on the sum of (i) the direct payroll costs allocated to the performance of the services under the management agreement, marked-up by a margin of 13%, and (ii) certain shared costs corresponding to infrastructure costs in such year related to the performance of such services. The management fee will be adjusted annually to account for the difference between estimated and actual costs incurred in such year. The management agreement has an indefinite term and can be terminated by either party upon one month’s notice.

Following the acquisition of 40% of the issued shares in 2020 Bulkers Management, 2020 Bulkers Management became a related party from August 29, 2024. Management fee from 2020 Bulkers Management of $0.5 million was recognized in the three months ended March 31, 2025.

As of March 31, 2025, the Company has $0.5 million payable to 2020 Bulkers Management presented under “Trade payables” in the unaudited consolidated balance sheet.

Note 17 - Equity

The authorized share capital of the Company as of March 31, 2025 and December 31, 2024 is $140,010,000 represented by 140,010,000 authorized common shares of par value $1.00 each.

In March 2025, the Company issued 2,650,000 common shares of par value $1.00 each in a private placement at a price of $5.73 per share. Net proceeds from the private placement were used and will be used for general corporate purposes.

The following cash distributions were declared in the three months ended March 31, 2025:

Declaration date	Amount per share (in $)	Payment date
January 2025	0.005	February 2025
February 2025	0.005	March 2025
March 2025	0.005	April 2025

The above cash distributions were made from the Company's Contributed Surplus account.

Note 18 - Subsequent Events

On April 4, 2025, the Board approved a cash distribution of $0.04 per share for shareholders of record as of April 15, 2025.

In April 2025, the Board approved a grant of 200,000 share options to key human resources. The share options granted have a five-year term and cliff vest three years from the grant date. The exercise price is $7.50 per share and will be reduced by any dividends and cash distributions paid.

On May 7, 2025, the Board approved a cash distribution of $0.025 per share for shareholders of record as of May 20, 2025.